UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )

VICON INDUSTRIES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title Class of Securities)

925811 10 1
(CUSIP Number)

APRIL 29, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)
☒	Rule 13d-1(c)
Rule 13d-1(d)

CUSIP No. 925811 10 3

1	NAMES OF REPORTING PERSONS

David Weiner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

	5	SOLE VOTING POWER
		294,486
NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY EACH
REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH		294,486

	8	SHARED DISPOSITIVE POWER
		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
294,486

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.1% (1)

12	TYPE OF REPORTING PERSON
IN

Based on a total of 4,809,470 shares of the Issuer’s common stock issued and outstanding on December 31, 2007, as reported on the Issuer’s Quarterly Report on Form 10-Q filed on February 14, 2008.

Explanatory Note

The Reporting Person originally acquired the shares to which this Schedule 13G relates with an intention to engage in discussions with the Issuer’s management and board of directors concerning the business, operations and future plans of the Issuer.  The Reporting Person now files this Schedule 13G pursuant to Rule 13d-1(h) of the Securities Exchange Act of 1934, as amended.

Item 1(a).	Name of Issuer:

Vicon Industries, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

89 Arkay Drive
Hauppauge, New York 11788

Item 2(a).	Name of Person Filing:

David Weiner

Item 2(b).	Address of Principal Business Office or, if None, Residence:

3940 Laurel Canyon Boulevard, Suite 327
Studio City, California  91604

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP No.:

925811 10 1

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with 13d-(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Included in rows 5 through 9 and 11 on page 2.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 29, 2008	/s/ David Weiner
(Signature)

David Weiner
(Name/Title)